SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of August, 2016

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name into English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Cidade de Deus, Osasco, SP, August 17, 2016

Re: Monthly Interest on Shareholders’ Equity

Dear Sirs,

On October 3, 2016, Banco Bradesco S.A., in conformity with the System for the Payment of Monthly Interest on Shareholders’ Equity, will pay interest on shareholders’ equity related to September/2016, in the amount of R$0.017249826 per common share and R$0.018974809 per preferred share to  shareholders of record on September 1, 2016 (declaration date and reference date for this right). The Company’s shares will be traded “ex-right” on interest from September 2, 2016 on.

Payment will be made in the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, already net of fifteen percent (15%) withholding income tax, except for corporate shareholders that are exempt from said tax, who shall receive the declared amount, as follows:

•     to shareholders whose shares are deposited at the Company and that keep their registration and banking data up-to-date, by means of a credit in the current account and financial institution indicated by them. Those who do not have such data up-to-date must present themselves at a Bradesco branch of their choice bearing their individual taxpayer’s ID, identification document and proof of residence (utility bill) in order to update their registration data and receive the respective amounts to which they are entitled; and

•     to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), through the institutions and/or brokerage houses which keep their shareholding positions in custody.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact:

Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: carlos.yamashita@bradesco.com.br.

Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br;

Mrs. Ivani Benazzi de Andrade, phone 55 11 2194-0924, e-mail: ivani.andrade@bradesco.com.br; or

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   August 17, 2016

By:

Name: Luiz Carlos Angelotti

Title:    Executive Managing Officer and

                    Investor Relations Officer